SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FILING NO. 1 FOR THE MONTH OF AUGUST 2004



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On August 22, 2004, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report giving notice of the convening of the 46th Annual General Meeting of the Bank which will take place on September 20, 2004, at the Bank's offices at 82 Menachem Begin Road, Tel Aviv.



A translation of the notice sent to the registered shareholders, is included as
Exhibit 1 to this Form 6-K.


















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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: August 24, 2004                                By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel


                                                     By: /s/ Natan Atlas
                                                     -------------------
                                                     Natan Atlas
                                                     General Secretary

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                                    [TRANSLATION]                EXHIBIT  1


                                                                 August 23, 2004



     Notice is hereby given of the 46th Annual General Meeting of INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. (HEREINAFTER-"THE BANK")



Notice is hereby given that the 46th Annual General Meeting of the Bank will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Monday, September 20, 2004 at 11:00 A.M.

AGENDA AND PROPOSED RESOLUTIONS


1. DISCUSSION REGARDING THE FINANCIAL STATEMENTS OF THE BANK AS OF DECEMBER 31, 2003, INCLUDING THE REPORT OF THE BOARD OF DIRECTORS.

2. APPOINTMENT OF AUDITORS FOR 2004 AND AUTHORIZING THE BOARD OF DIRECTORS TO SET THEIR REMUNERATION.

RESOLUTION:

     1st. To appoint the firm of Somekh Chaikin as auditors of the Bank for 2004. Pursuant to Sec. 154 of the Companies Law 1999, the auditors will hold their position until the end of the next Annual Meeting.

     2nd. To authorize the Board of Directors of the Bank to set the auditors' remuneration for their auditing services for 2004, subject to the following conditions:

          1. The remuneration and terms of employment concerning the above-mentioned auditing services shall be set according to the rate set in circulars of the Government Companies Authority.

          2. The Board of Directors shall review the time sheet and remuneration report that will be presented by the auditors concerning the above-mentioned auditing services, in light of the circulars of the Government Companies Authority, with an emphasis on the rates and the breakdown among the professional staff.

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          3.   REPORT ON THE REMUNERATION FOR THE AUDITORS FOR 2003.

          4. RENEWAL OF THE BANK'S DIRECTORS AND OFFICERS LIABILTY INSURANCE POLICY.

RESOLUTION:

Further to resolutions of the Audit committee and the Board of Directors of the Bank, and following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for the period from August 1, 2004 until July 31, 2005 in the sum of Twelve Million (US) Dollars (including the sum of Two Million US Dollars for legal expenses only) per event and for the period of the policy, for an annual premium of 875,000
(US) Dollars, with a deductible (for the Bank only) of an amount which varies between 750,000 and 1,500,000 (US) Dollars, according to the date of the event.


THE DETERMINING DATE


The date for determining the right to vote at the Annual General Meeting is September 5, 2004 (hereinafter- "the Determining Date").

Pursuant to the law, a shareholder in whose name a share is registered with a member of the Stock Exchange and such share is included in the shares listed in the shareholder registry in the name of a registrar company, shall deliver to the Bank, prior to the convening of the meeting, a confirmation from the member of the Stock Exchange regarding his ownership of the share as of the Determining Date.

THE LEGAL QUOROM

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.


MAJORITY REQUIRED

The majority required to adopt the resolutions set out in Paragraphs 2 and 4 of the above Agenda is a simple majority.

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The financial statements of the Bank may be reviewed on business days, except
Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Secretary of the Bank tel:03-6272796) at the Bank's offices.

ATTACHMENTS: The Bank's financial statements as of December 31, 2003 [filed on Form 6-K on May 27, 2004], report of the Bank's accountants, report on the remuneration for the accountant-auditor for 2003 and a proxy form.



                                    BY ORDER OF THE BOARD OF DIRECTORS

                                              N. ATLAS
                                       GENERAL  SECRETARY